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                           June 1, 2022

       James McCullough
       Chief Executive Officer
       Renalytix plc
       Finsgate
       5-7 Cranwood Street
       London EC1V 9EE
       United Kingdom

                                                        Re: Renalytix plc
                                                            Registration
Statement on Form F-3
                                                            Filed May 27, 2022
                                                            File No. 333-265280

       Dear Mr. McCullough:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Marc A. Recht